[CAE Logo]	CAE Inc. P.O. Box 30, Suite 3060 Royal Bank Plaza Toronto, Ontario Canada M5J 2J1 Tel (416) 865-0070 Fax (416) 865-0337

To:

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Ontario Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Autorite des marches financiers
Saskatchewan Securities Commission

Re:	CAE Inc. Reporting of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

Following the annual meeting of shareholders of CAE Inc. on August 11, 2004 (the "Meeting"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon 1. Election of Directors	Voting Results The nominees proposed by management were elected by a majority of shareholders on a show of hands.

2. Appointment of PricewaterhouseCoopers LLP as the Corporation's auditors	PricewaterhouseCoopers LLP were appointed as the Corporation's auditors by a majority of shareholders on a show of hands.

Sincerely, /s/ Aline Belanger Aline Belanger Vice President, Corporate Controller and Assistant Corporate Secretary cc: U.S. Securities and Exchange Commission